Exhibit 99.6

NICE Announces Elite Partners of the Year Awards at Interactions 2024,
 Expanding the Reach of CX AI To New Heights

This year’s honorees partnered with NICE to bring the power of CXone and Enlighten to more organizations around the world

Hoboken, N.J., June 12, 2024 – NICE (Nasdaq: NICE) today announced the winners of the NICE Elite Partners of the Year award at Interactions 2024, the industry’s largest customer experience event, taking place in Las Vegas. The winning partners were recognized for their excellence in driving NICE customers to deliver exceptional employee and customer experience leveraging CXone’s unified cloud platform and Enlighten’s purpose-built AI for CX.

The judges selected the winning partners for devoting significant effort to refining their expertise via educational certifications and driving differentiation for customers. The winners of the NICE Elite Partners of the Year award are:

Top Global Integrator – Honoring a commitment to driving global CX transformation, enabling organizations around the world to reinvent themselves in the age of AI, the winner is Accenture.

Top Solution Partner – Applauding relentless innovation to deliver next-gen technology to create connected experiences, the winner is C1.

Top Technology Solution Distributor - Recognizing the top referral partner focused on driving pipeline generation and bookings leveraging their extensive partner network supporting NICE solutions in the marketplace, the winner is Telarus.

Top Carrier Communication Partner – Praising the mission of delivering cutting edge CX AI technology designed for new digital business demands, the winner is Verizon.

Top CALA Partner – Highlighting unwavering focus on growing the reach of NICE’s award-winning Enlighten and CXone solutions in the CALA region, the winner is Betta.

Top DEVone Partner – Awarding a commitment to partnering for conversational AI excellence, the winner is Textel.

Top Certified Implementation Partner – Ensuring seamless implementation of NICE solutions to help organizations increase productivity and generate revenue through digital transformation, the winner is Navixus.

Top Technology Partner – Recognizing cutting-edge technological advancements powering exceptional employee and customer experience, the winner is Chrome OS.

Barry Cooper, President, CX Division, NICE, said, "We are leading the industry with our CX AI innovation and our partners are integral to our progress. This year’s winners are helping to define the next generation of CX excellence, empowering NICE customers with cutting-edge technology to transform and futureproof their business. I’m proud to work with these partners every day and look forward to what we’re able to accomplish together over the coming year.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.